Bark, Inc.
221 Canal Street
New York, NY 10013
855 520 2275 T

August 25, 2022

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Alyssa Wall

Re:     Bark, Inc.
Registration Statement on Form S-3 (File No. 333-266964)
Request for Acceleration of Effective Date
Requested Date: Monday, August 29, 2022
Requested Time: 4:00 p.m., Eastern Time
File No. 333-257306

Ladies and Gentlemen:

BARK, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 (File No. 333-266964) (the “Registration Statement”) declared effective at 4:00 p.m., Eastern Time, on Monday, August 29, 2022, or as soon thereafter as practicable.

The Company hereby authorizes Alexa Belonick and Melissa Marks of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ms. Belonick of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at (415) 801-4940, or in her absence, Ms. Marks at (212) 430-3155.

[Signature page follows]

Securities and Exchange Commission
August 25, 2022

Very truly yours,

BARK, Inc.

By: /s/ Allison Koehler
Allison Koehler
General Counsel and Secretary

cc: Matt Meeker, Executive Chairman and Chief Executive Officer
BARK, Inc.

Alexa Belonick, Esq.
Melissa Marks, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP